Issuer Free Writing Prospectus Filed by: Comstock Resources, Inc. Pursuant to Rule 433 under the Securities Act of 1933 Registration Statement No. 333-184848 May 9, 2014

Comstock Resources, Inc.

Pricing Term Sheet

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated May 9, 2014. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Comstock Resources, Inc.
Guarantee:	Unconditionally guaranteed on a senior basis jointly and severally initially by each of our existing subsidiaries that guarantees indebtedness under our credit facility and by certain of our future restricted subsidiaries
Security:	7 3/4% Senior Notes due 2019
Size:	$100,000,000
Maturity:	April 1, 2019
Coupon:	7.750%
Offering Price:	105.750% of principal amount, plus accrued interest from April 1, 2014
Yield to worst:	5.325%
Interest Payment Dates:	April 1st and October 1st, with next payment on October 1, 2014
Gross Proceeds:	$105,750,000.00
Net Proceeds to the Issuer (before expenses):	$104,000,000.00
Redemption Provisions:
First call date:	April 1, 2015
Redemption prices:	Commencing April 1, 2015: 103.875%
Commencing April 1, 2016: 101.938%
Commencing April 1, 2017: 100.000%

Change of control:	Put at 101% of principal plus accrued interest
Trade date:	May 9, 2014
Settlement (T+ 3):	May 14, 2014
Denominations:	$2,000 and integral multiples of $1,000
CUSIP:	205768 AH7
ISIN:	US205768AH73
Form of Offering:	SEC Registered (Registration No. 333-184848)
Joint book-running managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
BMO Capital Markets Corp.
Co-managers:	Comerica Securities, Inc.
Mitsubishi UFJ Securities (USA), Inc.
Regions Securities LLC

TD Securities (USA) LLC
BBVA Securities Inc.
Natixis Securities Americas LLC
Scotia Capital (USA) Inc.
SunTrust Robinson Humphrey, Inc.
BB&T Capital Markets, a division of BB&T Securities, LLC
Fifth Third Securities, Inc.
Global Hunter Securities LLC
ABN AMRO Securities (USA) LLC
BOSC, Inc.
Capital One Securities, Inc.
CIBC World Markets Corp.
U.S. Bancorp Investments, Inc.
IBERIA Capital Partners L.L.C.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting (i) BofA Merrill Lynch, 222 Broadway, New York, NY 10038, attention: Prospectus Department, e-mail dg.prospectus_requests@baml.com or by calling 1-800-294-1322 or (ii) BMO Capital Markets at 3 Times Square, 28th Floor, New York, NY 10036, Attention: Maya Patel or by calling (212) 702-1882.